# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: U S PHYSICAL THERAPY INC /NV, CIK 0000885978
CUSIP: 90337L108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1300 W Sam Houston Pkwy S Ste 300, HOUSTON, Texas (TX), 77043
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001541743

## Reporting persons
- Copeland Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 612,654; shared voting power 150,697; sole dispositive power 0; shared dispositive power 763,351; aggregate amount beneficially owned 940,528 (6.3% of the class)

## Item 1. Issuer
Name of issuer: U S PHYSICAL THERAPY INC /NV
Address of issuer's principal executive offices: 1300 West Sam Houston Parkway South, Suite 300, Houston, Texas 77042

## Item 2. Person Filing
Name of person filing: Copeland Capital Management, LLC
Address of principal business office or, if none, residence: 161 Washington Street, Suite 1325, Conshohocken, Pennsylvania 19428
Citizenship: State of Delaware, United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 940,528
Percent of class: 6.3
Sole power to vote or to direct the vote: 612,654
Shared power to vote or to direct the vote: 150,697
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 763,351

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to U.S. Physical Therapy, Inc. is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Copeland Capital Management, LLC: /s/ Sofia A. Rosala, General Counsel and Chief Compliance Officer (10/13/2026)